DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California 94303-2214
www.dlapiper.com

Peter M. Astiz
peter.astiz@dlapiper.com
T 650.833.2036
F 650.687.1159

January 31, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Ajay Koduri, Staff Attorney
Celeste M. Murphy, Legal Branch Chief
Joe Kempf, Staff Accountant
Robert Littlepage, Accounting Branch Chief

Re:	Coupons.com Incorporated
Registration Statement on Form S-1
Filed January 31, 2014
CIK No. 0001115128

Ladies and Gentlemen:

On behalf of Coupons.com Incorporated (the “Company”), we are transmitting its Registration Statement on Form S-1 (the “Registration Statement”). We are also sending a hard copy of this letter and the Registration Statement, including a version that is marked to show changes to the draft Registration Statement (the “Draft Registration Statement”) submitted confidentially to the Securities and Exchange Commission (the “Commission”) on December 3, 2013, to the staff of the Division of Corporation Finance (the “Staff”).

The Registration Statement is being filed in response to the December 11, 2013 comment letter of the Staff regarding the Draft Registration Statement and to provide updated information. Set forth below are the Company’s responses to the Staff’s comment letter. This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response. Page references in this letter are to page numbers in Registration Statement.

Overview, page 1

1.    We note your response to comment 6. Please include in the prospectus the part of your response that you are paid a fee for the display of advertisements on a per-impression or per-click basis and that advertising placements are sold as part of insertion orders for coupons as an integrated sale and not as a separate transaction.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 50 and

Division of Corporation Finance

January 31, 2014

Page Two

78 of the Registration Statement.

Industry Overview, page 2

2.    We note your response to comment 16. Please incorporate your response into the disclosure; particularly what appears to be your basis for stating the effectiveness of promotions distributed through traditional channels has declined: because newspapers have been the primary source of printed coupons that have been experiencing declining readership. Further, as your response states, specifically reference the NCH study as the basis for your statement that digital coupons are redeemed at higher rates and are more effective.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 79 of the Registration Statement.

Industry Overview, page 77

3.    We note your response to comment 34. Please incorporate your response that consumers regularly used paper and digital CPG coupons.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 79 of the Registration Statement.

* * * *

Please note that the Company requests that the Staff permit the Company’s request for acceleration orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the Registration Statement or pre-effective amendment thereto at the time of filing with the Securities and Exchange Commission.

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at: (650) 833-2036 if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

DLA Piper LLP (US)

/s/ Peter M. Astiz

Peter M. Astiz

Partner

Division of Corporation Finance

January 31, 2014

Page Three

Enclosures

Cc:	Steven R. Boal (Coupons.com Incorporated)
Mir Aamir (Coupons.com Incorporated)
Richard Hornstein (Coupons.com Incorporated)
Michael Torosian (DLA Piper LLP (US))
Eric Jensen (Cooley LLP)
John McKenna (Cooley LLP)